
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 156 SECTION



07002632

SECURI[...]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5710 COMMONS PARK
(No. and Street)

EAST SYRACUSE	**NEW YORK**	**13057**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG A. KIDD, PRESIDENT **(315) 251-1101**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel F. Raite, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A


ELIZABETH M NICOLETTI
Notary Public - State of New York
NO. 01NI6158231
Qualified in Onondaga County
My Commission Expires 12/26/2010

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Equity (Deficit).
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 156 SECTION

PINNACLE INVESTMENTS, INC.
AND
PINNACLE INVESTMENTS, LLC

EAST SYRACUSE, NEW YORK

COMBINED AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Directors
Pinnacle Investments, Inc.
and Pinnacle Investments, LLC
East Syracuse, New York

We have audited the accompanying combined statement of financial condition of Pinnacle Investments, Inc. and Pinnacle Investments, LLC (the Company) as of December 31, 2006. This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying combined statement of financial condition presents fairly, in all material respects, the financial position of Pinnacle Investments, Inc. and Pinnacle Investments, LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 11, 2007

PINNACLE INVESTMENTS, INC.
AND
PINNACLE INVESTMENTS, LLC

COMBINED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 80,470
Cash deposited with clearing organization	35,000
Marketable securities - at market value	5,745
Receivable from broker-dealers and clearing organization	90,258
Prepaid expenses	12,871
Property and equipment - net	16,297
Advances to officers	50,580
Cash surrender value - life insurance - net	4,468
Total assets	$ 295,689

LIABILITIES AND EQUITY (DEFICIT)

Liabilities:	
Accrued expenses and other liabilities	$ 135,856
Subordinated liabilities	250,000
Total liabilities	385,856
Equity (deficit)	(90,167)
Total liabilities and equity (deficit)	$ 295,689

A copy of the Statement of Financial Condition of the December 31, 2006 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at East Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of these financial statements

PINNACLE INVESTMENTS, INC.
AND
PINNACLE INVESTMENTS, LLC

COMBINED NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1. Summary of Significant Accounting Policies

Basis for Financial Statements

For regulatory purposes Pinnacle Investments, Inc. and not Pinnacle Investments, LLC is the name presented on the Annual Audited Report Form X-17A-5, Part III (facing page) and the Oath of Affirmation page. In accordance with SEC regulation number 17a-5(d)(ii) "*A broker or dealer succeeding to and continuing the business of another broker or dealer need not file a report under this paragraph as of a date in the fiscal or calendar year in which the succession occurs if the predecessor broker or dealer has filed a report in compliance with this paragraph as of a date in such fiscal or calendar year*".

The balance of the financial statements are prepared on a combined basis for Pinnacle Investments, Inc. (predecessor) and Pinnacle Investments, LLC (successor).

Nature of Operations

Pinnacle Investments, Inc. and Pinnacle Investment, LLC (the Company) is an introducing broker-dealer primarily engaged in brokerage and investment advisory services in the Central New York area. The Company uses National Financial Services Corporation (NFSC) to carry customer accounts and clear transactions. The Company, a New York Limited Liability Company has applied for successor registration status with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). They are currently operating under the broker dealer registration granted to Pinnacle Investments, Inc. As a Limited Liability Company, members are not personally liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company has balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash balances are also maintained with investment companies that are not insured by the FDIC.

Note 1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market funds to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable Securities

Marketable securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented is above their cost by approximately $3,995.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes over their estimated useful lives ranging from 5 to 7 years. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note 1. Summary of Significant Accounting Policies (continued)

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Cash Deposited with Clearing Organization

The Company is required by NFSC to maintain an escrow account in the amount of $35,000, which is deposited in an account at NFSC. If the agreement between the Company and NFSC is terminated for any reason, NFSC may deduct from the escrow account any amounts the Company owes NFSC due to failure to meet any of its obligations under the agreement.

Note 3. Marketable Securities

Cost and fair market value of marketable securities at December 31, 2006 are as follows:

	Cost	Gross Unrealized Gains	Market Value
Available for sale mutual funds and equity securities	$ 1,750	$ 3,995	$ 5,745

Note 4. Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and NFSC in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, NFSC extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with NFSC. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and NFSC's internal margin requirements.

Note 4. Commissions Receivable and Concentrations of Credit Risk (continued)

When a transaction is carried out on a cash basis, the Company is responsible for the failure of a customer to deliver securities sold, to make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2006.

Note 5. Property and Equipment - Net

A schedule of property and equipment at December 31, 2006 is as follows:

Furnishings	$ 16,108
Office equipment	84,379
Total	100,487
Accumulated depreciation	(84,190)
Property and equipment - net	$ 16,297

Depreciation expense was $4,714 for the year ended December 31, 2006.

Note 6. Advances to Officers

Advances to officers consist of loans made to officers payable in ten equal payments commencing on the anniversary date of the note. In the event that the borrower resigns as an employee of the Company or is terminated for any reason, the balance of the loan will become immediately due and payable, together with interest accruing from the date of the note calculated at the Federal short-term rate. If the borrower is employed as a full-time employee of the Company on the date each annual payment is due, the payment and related interest due will be forgiven. The balance of these loans at December 31, 2006 was $50,580.

Note 7. Cash Surrender Value-Life Insurance - Net

Cash surrender value-life insurance is reflected net of a loan at 7.4%. The balance of this loan was $12,238 at December 31, 2006.

Note 8. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2006 are as follows:

Subordinated note, 9 percent due November 15, 2009	$ 50,000
Subordinated note, 9 percent due November 15, 2009	100,000
Subordinated note, 9 percent due November 15, 2009	100,000
	$ 250,000

Note 8. Subordinated Borrowings (continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest on the above notes is paid monthly and amount to $22,500 for the year ended December 31, 2006.

Note 9. Commitments and Contingencies

The Company leases its office equipment, facilities and vehicles under agreements accounted for as operating leases. Rent expense was $140,244 in 2006. Future annual lease commitments are as follows:

2007	$ 139,566
2008	31,572
2009	17,803
Thereafter	-
Total	$ 188,941

Note 10. Margin Account Borrowings

The Company has a margin account with National Financial Services, LLC secured by investment securities. There were no borrowings on the account at December 31, 2006.

Note 11. Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Directors. The Directors elected to make no profit sharing contribution for the year ended December 31, 2006. Company matching contributions for 2006 were $11,452.

Note 12. Income Taxes

There is a current tax provision of $425 for New York State income tax for Pinnacle Investments, Inc. Pinnacle Investments, LLC has elected to be taxed as a partnership under the Internal Revenue Code and a similar New York State statute. Under these elections, the income is generally taxed directly to the member. Therefore, no provision of income taxes is included in these financial statements for Pinnacle Investments, LLC.

Note 13. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2006, the Company's aggregate indebtedness and net capital were $135,856 and $57,754, respectively, a ratio of 2.35 to 1 and net capital exceeded the minimum capital requirement of $9,057 by $48,697.

Note 14. Related Party Transactions

For the year ended December 31, 2006, the Company has received $35,201 in management fee revenue from an entity related through common ownership.

Note 15. Reorganization

Effective November 1, 2006, PHG, Inc. formerly, Pinnacle Investments, Inc., transferred all of its operating assets, liabilities, and customer accounts to Pinnacle Holding Company, LLC for a 68% ownership interest. Pinnacle Holding Company, LLC simultaneously transferred the net assets to the wholly owned subsidiary named Pinnacle Investments, LLC. After the reorganization the majority of the beneficial ownership and control, management and supervision of Pinnacle Investments, LLC will remain with PHG, Inc. (formerly Pinnacle Investments, Inc.) and its shareholders. Accordingly, these financial statements include the combined results of operations of PHG, Inc. (formerly Pinnacle Investments, Inc.) for the period January 1, 2006 through October 31, 2006 and Pinnacle Investments, LLC for the period November 1, 2006 through December 31, 2006.

END